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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2000


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F     X                  Form 40-F
                            ------                            -------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                                No     X
                        ------                            -------


         [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       ]
                                                 -------

                         -----------------------

      This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North
     America Holding Corporation (Registration Statement No. 333-11306)

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                               DAIMLERCHRYSLER AG




         FORM 6-K:   TABLE OF CONTENTS



         1. Press information of DaimlerChrysler AG, dated March 27, 2000, on the intended alliance of DaimlerChrysler and Mitsubishi Motors

         2. Press information of DaimlerChrysler AG, dated March 27, 2000, on the intended combination of the IT activities of DaimlerChrysler and Deutsche Telekom

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                                 DAIMLERCHRYSLER


                                                               Press Information



                                                                  27 March, 2000


Contact:

Michael Pfister, DaimlerChrysler                          Phone +49 711 17 93635

Eckhard Zanger, DaimlerChrysler                           Phone +49 711 17 93311

Fumio Nishizaki, Mitsubishi Motors                        Phone +81 3 5232 7165

J.J.M. Tolenaar, Mitsubishi Motor Sales Europe            Phone +31 204 468 270




DAIMLERCHRYSLER AND MITSUBISHI MOTORS TO FORM ALLIANCE


- DAIMLERCHRYSLER TO ACQUIRE 34 % OF MITSUBISHI MOTORS

- ALLIANCE GIVES DAIMLERCHRYSLER GREATLY EXPANDED ACCESS TO GROWTH MARKETS IN
  ASIA

- JUERGEN E. SCHREMPP: "THIS ALLIANCE STRENGTHENS DAIMLERCHRYSLER'S GLOBAL REACH WITH THE RIGHT PRODUCT MIX FOR GROWTH MARKETS"

- KATSUHIKO KAWASOE: "FOR MITSUBISHI MOTORS THIS IS A GREAT OPPORTUNITY TO ENHANCE OUR POSITION OUTSIDE ASIA"

Stuttgart/Tokyo - DaimlerChrysler Chairman Juergen E. Schrempp and Mitsubishi Motors (MMC) President Katsuhiko Kawasoe signed a Letter of Intent in Stuttgart to form an alliance regarding the design, development, production and distribution of passenger cars and light commercial vehicles. The final contracts will be signed within the next few months.


PRESS CONFERENCES:

Frankfurt:   Monday, 27 March, 11:00 a.m. CET, Alte Oper
                Internet: WWW.DAIMLERCHRYSLER.DE/GO/LIVE

Tokyo:       Tuesday, 28 March, 3:00 p.m. TKY, ANA Hotel Tokyo


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                                       2


It has been agreed that DaimlerChrysler will acquire a 34% equity stake for ([Euro] 2.1 bn (Yen 450 per share) in MMC through a capital increase. The combined unit sales and revenues of the allies ranks them among the top three automotive companies worldwide.


With this alliance DaimlerChrysler will strengthen its presence in Japan and the Asian region. DaimlerChrysler Chairman Juergen E. Schrempp said: "Mitsubishi Motors is the ideal partner to increase DaimlerChrysler's presence in all parts of Asia. This is a milestone for DaimlerChrysler's Asian strategy."


Mitsubishi Motors President Katsuhiko Kawasoe emphasized the significance of the deal: "With this alliance, we will get access to additional resources. DaimlerChrysler will add potential economies of scale which will enhance the future of our business. We will be able to intensify our activities outside Asia, primarily in Europe and North America. While Mitsubishi Motors will essentially remain an independently managed company, we will be able to combine our strengths in many areas and benefit from this alliance."


Mitsubishi Motors has an excellent distribution network throughout Asia and some of the highest market shares in the region. In the fast growing ASEAN countries Mitsubishi Motors' 26 % market share is the highest among all competitors. DaimlerChrysler and MMC will have a combined market share of about 10.8 % in Japan and 9.4 % in the other parts of Asia Pacific.


DaimlerChrysler Chairman Juergen E. Schrempp stressed the importance of this partnership for profitably expanding DaimlerChrysler's share of the global small car segment, including the Smart brand. According to the agreement, the two companies will cooperate on the development of a small car. Schrempp continued:
"The new alliance helps us to expand the Smart brand in the near future. In addition it gives us access to growth markets in Asia and beyond, such as Latin America or Eastern Europe, where DaimlerChrysler will in future have the optimum product mix."


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                                       3


Relating to the development of a small car, MMC President Katsuhiko Kawasoe stated: "Mitsubishi Motors' European manufacturing operation, Netherlands Car B.V., Nedcar, will become a 50/50 joint venture and the development and production site for our future small cars for the European market based on a common platform and GDI engine technology. We see a lot of further opportunities especially in development of new products, engines, and environmental technology, and we will start working on joint projects at full speed."


According to the Letter of Intent, DaimlerChrysler and Mitsubishi Motors plan to cooperate closely in the areas of development and design, purchasing, manufacturing, and sales of passenger cars and light commercial vehicles, such as pick-up trucks. However, the agreement excludes medium and heavy trucks and other commercial vehicles.


DaimlerChrysler will give Mitsubishi Motors access to its worldwide financial services network. This will enable MMC, in addition to its own activities, to offer financing and leasing of its products through the network of debis Financial Services.


It has been agreed that the representation of DaimlerChrysler on the Board of Management of MMC is in line with the equity participation. The board members, who have not yet been nominated, will serve as regular board members. Together with the influence associated with the 34% equity stake, this will enable DaimlerChrysler to be part of the decision making process at Mitsubishi Motors.





INTERNET SITES

Additional information and news is available on the internet at:

WWW.MEDIA.DAIMLERCHRYSLER.COM        for DaimlerChrysler
WWW.MITSUBISHI-MOTORS-EURO.COM       for Mitsubishi Motors



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                                DAIMLERCHRYSLER

                                                               Press Information


                                                                  March 27, 2000


Contact:
Eckhard Zanger                              Phone +49 711 17 93311
Rainer Knubben                              Phone +49 30 2554 1100




DAIMLERCHRYSLER AND DEUTSCHE TELEKOM COMBINE IT ACTIVITIES


- STRATEGIC PARTNERSHIP CREATES STRONGER COMPETITIVE POSITION IN THE IT SECTOR

- DEUTSCHE TELEKOM ACQUIRES 50.1 PERCENT OF DEBIS SYSTEMHAUS

Stuttgart - DaimlerChrysler subsidiary debis and Deutsche Telekom will combine their information technology activities in a joint venture. As part of the agreement, Deutsche Telekom will acquire a 50.1-percent interest in debis Systemhaus by means of a capital increase.


This move will provide debis Systemhaus with a strong partner who plans to further intensify IT activities as a strategic business division. The agreement between DaimlerChrysler and Deutsche Telekom calls for debis Systemhaus to continue all its operations, and improve its competitive position in the fast-growing IT services sector through additional investment. The partners agreed not to release further details of the joint venture contract. The agreement is subject to approval of the DaimlerChrysler Supervisory Board.

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                                       2


"With Deutsche Telekom, we have found a partner who will further expand debis Systemhaus as one of its core businesses," said DaimlerChrysler Chairman Juergen E. Schrempp. "Our current telematics joint venture Tegaron already provides an excellent basis for combining our telematics operations. Our main concerns during the negotiations were the future prospects for debis Systemhaus and its employees. Through the strategic partnership between DaimlerChrysler and Deutsche Telekom, we have assured value growth particularly in the interest of our shareholders."

"debis welcomes this joint venture because it will help improve debis Systemhaus' market position even further," said debis Chairman Dr. Klaus Mangold. Commenting on the strategic focus of his company, he added, "In the future, debis will strongly expand DaimlerChrysler's international financial service activities and also strengthen the area of mobility services. The company will also play a key role in expanding DaimlerChrysler's activities throughout the entire value-added chain of the automotive business."

Over the next few years, DaimlerChrysler will continue to be a primary customer for debis Systemhaus' information technology products and services. debis Systemhaus generated 25 percent of its revenues through business with DaimlerChrysler in 1999. In recent years it has also greatly expanded business with external customers in Germany and abroad.

debis Systemhaus, which is the IT Services business unit of DaimlerChrysler Services (debis), is headquartered in Leinfelden-Echterdingen, Germany. The company's revenues increased 31 percent in 1999 to [Euro] 2.9 billion. It currently employs more than 20,000 people.

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INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM



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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                       By:   /s/ ppa. HANS-GEORG BRUNS
                                             --------------------------
                                             Name:  Dr. Hans-Georg Bruns
                                             Title: Vice President
                                                    Chief Accounting Officer



                                       By:   /s/ i.V. ROBERT KOETHNER
                                             --------------------------
                                             Name:  Robert Koethner
                                             Title: Director






Date:  March 28, 2000